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October 19, 2006                                              Via EDGAR

Ms. Christina DiAngelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

John C. Grzeskiewicz, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Principal Investors Fund, Inc.
     Registration Statement on Form N-14 (File No. 333-137477)

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Investors Fund, Inc. ("PIF"), to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me and representatives of PIF by telephone on October 13, 2006, with respect to PIF's registration statement on Form N-14 under the Securities Act of 1933 (the "Act") (the "Registration Statement") which was filed with the Commission on September 20, 2006. Capitalized terms have the meanings given them in the Registration Statement. Changes in response to staff comments as described below will be made in PIF's filing pursuant to Rule 497 under the Act.

Accounting Comments

Capitalization Table Comments

Comment 1. For the Acquiring Funds first issuing Class C shares, consider disclosing what existing class' NAV the initial NAV of the new Class C shares is based on. This could be added in the introductory paragraph after the statement:
"The Acquiring Funds will first issue Class C shares in connection with the Reorganization."

Response: A sentence will be added at the end of the introductory paragraph stating that the initial net asset value per share of the Class C shares of the Existing Acquiring Funds is based on the net asset value per share of the Class I shares of such Acquiring Funds.

Comment 2.  Please note the following:


(a)  Proposal 8- The NAV per share for the PIF Small Cap Value Fund (Acquiring
     Fund) Advisors Preferred shares should be $18.94, it is currently 18394.

(b) Proposal 8- The Shares Outstanding for the Pro Forma Fund do not sum properly. I calculate 25,604, but the document has 25,603.

(c) Proposal 14-For the WM Growth Fund, the Class R-1 and R-2 NAVs per share should be 16.62 and 16.62, they are currently listed as 12.25.

(d) Proposal 15- The NAV per share for PIF Diversified International Fund Select Shares (Pro Forma) should be $14.35. It is currently listed as 7,483.

(e) Proposal 15- The PIF Diversified International Fund Advisors Select Fund Pro Forma Net assets should be 16,999, not 17,000.

(f) Proposal 16- For WM Short Term Income Fund, the Class R-1 and Class R-2 NAVs per share should be 2.30.

(g) Proposal 17- For the PIF Small Cap Growth Fund, there is no "Total" line for the Pro Forma Fund amounts.

Response: The figures in Items (a) through (f) above will be corrected as suggested, and the missing line referred to in Item (g) will be added.

Comment 3.  Consider including a note addressing rounding.


Response: The caption "Shares Outstanding" for each Proposal will be revised to state as follows: "Shares Outstanding (000s)."

Comments on the Pro Forma Financial Statements

Comment 1. Each pro forma financial statement needs a note referring the reader to the notes to pro forma financial statements.

Response:  The requested change will be made.


Comment 2. The notes to the pro forma statements of assets and liabilities disclose the front-end sales loads for the funds. These sales loads do not agree with the sales loads disclosed in the pro forma fee tables:

For example, with respect to the WM Growth & Income Fund/PIF Disciplined LargeCap Blend Fund merger: footnote (d) indicates that the maximum offering price is equal to the net asset value plus a front end sales charge of 5.75%. Footnote (d) applies to PIF Disciplined Large Cap Blend Fund. In the pro forma fee tables, Proposal 2 indicates that the PIF Disciplined Large Cap Blend Fund has a front-end sales load of 5.50%. Please explain this discrepancy. This comment applies to all pro forma statements of assets and liabilities.

Response: The sales charges for Class A and Class B shares of the Existing Acquiring Funds issued in and after the Reorganization will differ from the sales charges for Class A and Class B shares issued before the Reorganization (e.g., decreasing from 5.75% to 5.50% for Class A shares).

Pursuant to your request, in each Proposal for a fund combination involving an Existing Acquiring Fund:

(a) The "Shareholder Fees" Table will be revised to include an additional column for each of the Class A and Class B shares of the Acquiring Fund showing sales charges that apply to such shares classes issued prior to the Reorganization. The accompanying footnotes to these tables will also be revised to reflect this change. An example of such revised disclosure for Proposal 2 (WM Growth & Income Fund/PIF Disciplined LargeCap Blend Fund) is attached hereto as Appendix A.

(b) Consistent with (a) above, the expense examples for Class A and Class B shares of each Existing Acquiring Fund will also be revised to reflect sales charges applicable to shares issued prior to the Reorganization. As a result, the sales charges for Class A and Class B shares issued in the Reorganization and thereafter will be reflected only in the expense examples for the pro forma combined Acquiring Fund.

General Comments on the Expense Tables

Comment 1. For the WM Funds, it does not appear that the Class B to Class A conversion factor is taken into consideration when calculating the hypothetical amounts. The Class B shares convert to Class A shares after 8 years. This should be taken into account and should be disclosed in the document.

Response: The expense examples for the Class B shares of the Acquired Funds will be revised to reflect the conversion of Class B to Class A shares after 8 years. See also Comment 2 below.

Comment 2. For the PIF Funds, do Class B shares convert to Class A shares after Year 7? (Language in Appendix E states "If you keep your Class B shares for 7 years, your Class B shares automatically convert to Class A shares without a charge.") For Proposal 11, the hypothetical amounts for Class B shares of the PIF West Coast Equity Fund (Acquiring Fund) were calculated based on a conversion at the beginning of year 9 instead of the beginning of year 8. The spreadsheets don't have them converting until years 8 and 9.

Response: Class B shares of the Existing Acquiring Funds issued prior to the Reorganization convert to Class A shares after 7 years. Commencing at the Effective Time of the Reorganization, Class B shares of the Acquiring Funds issued in and after the Reorganization will convert to Class A shares after 8 years.

The language in Appendix E will be changed to reflect that Class B shares issued in and after the Reorganization will convert to Class A shares after 8 rather than 7 years.

The expense examples for the Existing Acquiring Funds will be revised to reflect that Class B shares issued prior to the Reorganization will convert to Class A shares after 7 years.

The introductory paragraph to the expense examples for fund combinations involving Existing Acquiring Funds will be revised to include the following new, penultimate sentence:

         The examples reflect the conversion of Class B shares to Class A shares after 8 years for the Acquired Fund, after 7 years for the Acquiring Fund prior to the Combination and after 8 years for the pro forma combined Acquiring Fund.

The introductory paragraph to the expense examples for fund combinations involving New Acquiring Funds will be revised to include the following new, penultimate sentence:

         The examples reflect the conversion of Class B shares to Class A shares after 8 years for both the Acquired and Acquiring Funds.

Comments on the Fee Tables for the Shell Reorganizations

Comment 1. For the shell reorganizations, although not required, please label the expense tables of the Acquiring Funds "pro forma."

Response: The fee tables for the shell Acquiring Funds that are labeled "estimated" will be re-labeled "estimated pro forma."

Comment 2. For the following transactions, please explain how the management fee was estimated based on the disclosed management fee structures for the acquiring funds?

(a) Proposal 3- the management fee estimates remain the same, however, this estimated management fee is less than the lowest breakpoint.

Response: The management fees for the Acquiring Fund are misstated and will be corrected to reflect that the management fees for Acquiring Fund are the same as those for the Acquired Fund.

(b) Proposal 11- they are estimating a decrease in the management fee from .50% to .48%, however, there is no change in the management fee structure.

Response: For the Acquiring Funds which are new, shell funds, the percentages expressed in "Annual Fund Operating Expenses are estimated "for the current fiscal year" (the fiscal year ending October 31, 2007) pursuant to Form N-1A,
Item 3, Instruction 5(a).

Pursuant to your request, the percentages expressed in "Annual Fund Operating Expenses" for the shell Acquiring Funds will be revised to state the estimated, pro forma expenses of such funds for the fiscal year ended October 31, 2005.

Consistent with the foregoing, the introductory paragraph to the "Annual Fund Operating Expenses" table for each fund combination involving a shell Acquiring Fund will be revised to state substantially as follows:

                  The following table shows: (a) the ratios of expenses to average net assets of the Class A, Class B, Class C and Class I shares of the Acquired Fund for the fiscal year ended October 31, 2005; and
         (b) the estimated pro forma expense ratios of the Class A, Class B, Class C and Class I shares of the Acquiring Fund for the fiscal year ending October 31, 2005 assuming the Combination had taken place at the beginning of such period. The Acquiring Fund is a New Acquiring Fund which will commence operations at the Effective Time of the Reorganization.

         For those fund combinations involving both a shell Acquiring Fund and an existing PIF Fund that will be combining into the shell fund pursuant to the separate PIF Fund Reorganizations (Proposals 1 and 9), such introductory paragraph will state substantially as follows:

                  The following table shows: (a) the ratios of expenses to average net assets of the Class A, Class B, Class C and Class I shares of the Acquired Fund for the fiscal year ended October 31, 2005; (b) the estimated pro forma expense ratios of the Class A, Class B, Class C and Class I shares of the Acquiring Fund for the fiscal year ending October 31, 2005 assuming the Combination had taken place at the beginning of such period; and (c) the pro forma expense ratios of the Class A, Class B, Class C and Class I shares of the Acquiring Fund for the fiscal year ending October 31, 2005 assuming both the Combination and the PIF Fund Reorganization had taken place at the beginning of such period. The Acquiring Fund is a New Acquiring Fund which will commence operations at the Effective Time of the Reorganization.

Comment 3. For the shell reorganizations, please discuss the differences in the expense structures from the WM Funds to the PIF Funds, with specific focus on the increases in the "Other Expenses" of the following proposals of the Class C shares:

                  Class C Pre Merger     Class C Pro Forma          Increase
Proposal 4                 .16%                   .38%                 .22%
Proposal 5                 .24%                   .52%                 .28%
Proposal 10                .14%                   .47%                 .33%
Proposal 12                .13%                   .47%                 .34%
Proposal 13                .09%                   .68%                 .49%
Proposal 16                .16%                   .49%                 .33%

Response: The differences between the Class C "Other Expenses" for the Acquired and shell Acquiring Funds referred to above reflect differences between the fund complexes and different allocation methodologies each fund complex employs with respect to such expenses.

Comment 4. For these transactions, how is it disclosed in the "Board Consideration of the Combination" section that the expenses are substantially similar, however, the Class C expenses appear to be substantially higher? (Proposal 4) (Proposal 12 states that they are expected to have lower overall expenses.) (Proposal 13 as well).

Response: The disclosure under "Board Consideration of the Combination" in the referenced Proposals will be revised to acknowledge more clearly that fund expenses for Class C shares, in contrast to Class A and B shares, are higher for the Acquiring Funds than the Acquired Funds and that the Acquiring Funds' expense limitations will apply to all such share classes of the Acquiring Funds.

Comment 5. For Proposal 10, the information for the PIF Mortgage Securities Fund if you did not sell your shares is missing

Response:  The missing information will be added.


Comment 6. Proposal 16-Please explain the difference in the 10/31/05 audited financial highlights expense ratios and the expense ratios disclosed for the Acquired Fund:

WM Short Term Income Fund:

Net Expenses:
                        10/31/05 FH                  N-14
Class A                    .81%                      .93%
Class C                    1.56%                     1.65%

Response: A footnote to the audited financial highlights explains that the 0.81% and 1.56% figures include a reduction in fees due to custodian credits. The 0.93% and 1.65% figures are gross expense ratios.

Comments on the Fee Tables of the SAM Reorganizations (Proposals 18-22)

Comment 1. Please explain why the management fee pro forma estimates for all 5 transactions are .31% while the starting amounts are .33%. They should be the same, as the asset levels are not changing.

Response: Please see the Response to Comment 2(b) above under "Comments on the Fee Tables of the Shell Reorganizations." As a result of the change in approach, the estimated pro forma management fee for each of the Acquiring SAM Portfolios will be shown as .33%.


Other General Comments/Discussion Points

Comment 1. As suggested disclosure, please state the total estimated costs of the Reorganization that are being assumed by the manager.

Response: The expenses of the Reorganization are being borne by affiliates of WaMu and PFG, and not directly by shareholders of the Acquired and Acquiring Funds. Consequently, disclosure of such expenses would not appear to be relevant.

Comment 2. "Federal Income Tax Consequences" - With respect to Capital Loss Carryforwards ("CLCs"), the WM Growth Fund's CLCs should be $303,923,000 and the CLCs for the WM Money Market Fund and the WM SAM Portfolios are missing.

Response: The CLC for the WM Growth Fund will be corrected and the CLCs for the WM Money Market Fund and WM SAM Portfolios will be added.

Comment 3. With respect to the change in methodology for valuing debt securities described under "Purchases, Redemptions and Exchanges of Shares - Purchases," the proxy statement/prospectus states that this change is expected to decrease the net asset values of Acquired Funds that invest significantly in such securities, such as the High Yield Fund and the Income Fund. These valuation methodology differences should be quantified and reflected as a pro forma adjustment to the capitalization tables and pro forma financial statements, if applicable.

Response: With one exception, the only Acquiring Funds affected are New Acquiring Funds for which there are no pro forma financial statements. The requested disclosure will be made in the Capitalization Table for all affected funds and in the pro forma financial statements (by means of an adjustment at the end of the Schedule of Investments that flows through to the Statement of Assets and Liabilities) for the exception, to the extent the per share impact of the change in methodology equals or exceeds $.01.

Additional Accounting Comments

Comment 1. Under Proposal 14, correct the error in the fee schedule description for the Acquired Fund (change "billion" to "million").

Response:  The requested correction will be made.


Comment 2. With reference to Proposal 2 (as an example), please explain the nature of the note to the "Annual Fund Operating Expenses" tables for the existing Acquiring Funds regarding a restatement of 12b-1 fees.

Response: The note reflects that the table shows the 12b-1 fee that will be applicable to shares issued in the Reorganization and thereafter rather than the current 12b-1 fee which may be lower. Class A and Class B shares are currently subject to reimbursement 12b-1 plans. At and after the Reorganization, the Funds will issue Class A and Class B shares that are subject to a compensation 12b-1 Plan. The maximum fees under the two kinds of plans are the same - 0.25% for Class A shares and 1.00% for Class B shares. For those Existing Acquiring Funds that are paying the maximum fee under the current plans, the figures shown in the table reflect the current fee rate as well as the fee rate that will apply to the shares issued in the Reorganization and thereafter. For those Existing Acquiring Funds that are not paying the maximum fee under the current plans, the figures shown in the table reflect the higher fee rate that will apply to the shares issued in the Reorganization and thereafter.

Comment 3. The audited financial highlight expense ratio for PIF Money Market Class B is higher than what is shown in Proposal 6. Please explain.

Response: The Class B expense ratio in the financial audited highlights is 1.87%. In Proposal 6, the "Total Fund Operating Expenses" ratio for Class B is 2.61%, reflecting an increase in 12b-1 fees (described above in the first sentence of the Response to the immediately preceding Comment 2) of 0.74%, and the "Net Expenses" ratio is 1.60%, reflecting a contractual expense cap of 1.60% that began March 1, 2006.

Comment 4. The audited financial highlights expense ratio for PIF SmallCap Value Class A and B are higher than what is shown in Proposal 8.

Response: The expense ratios in the audited financial highlights reflect contractual expense caps in place as of October 31, 2005 of 1.70% for Class A and 2.45% for Class B. In Proposal 8, the "Net Expenses" ratios for Class A and Class B are lower than shown in the audited financial highlights because they reflect contractual expense caps for Class A and Class B shares that were lowered to 1.45% and 2.20%, respectively, beginning March 1, 2006.

Comment 5. With reference to the portfolio repositioning costs referred to under "Will I incur any sales load, commission or other similar fee in connection with the Reorganization" in the Questions and Answers section, are there estimates of the portfolio repositioning costs and should there be disclosure regarding significant such costs?

Response: While estimates of portfolio repositioning costs with respect to fund combinations involving Existing Acquiring Funds were prepared and reviewed by the Board of Trustees of the WM Funds and the Board of Directors of PIF in considering the Reorganization, such estimates are considered highly uncertain and subject to change with changing market and other conditions. Disclosure will be made identifying those Acquired Funds with respect to which there is a strong likelihood that portfolio repositioning costs may be significant.

Non-Accounting Comments

Comment 1. Please add disclosure up front, perhaps in the letter to shareholders, clarifying that some of the combinations will be with Acquiring Funds that are shell funds and others with existing Acquiring Funds.

Response: The requested disclosure will be added in the letter to shareholders and/or the accompanying "Questions and Answers."

Comment 2. Please add disclosure up front indicating that there will be continuity in the management teams for the funds following the Reorganization.

Response:  The requested disclosure will be added.

In addition to incorporating the changes in response to staff comments described above, PIF's filing pursuant to Rule 497 under the Act will reflect a number of corrections and updating changes, which will include a revised management fee schedule for the PIF Equity Income Fund I and a revised description of the investment strategies of the PIF Mortgage Securities Fund to broaden the categories of mortgage securities in which it may principally invest. The Record Date information with respect to outstanding shares and share ownership that was not available at the time of the initial EDGAR filing will also be included.

PIF acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. PIF also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. PIF represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/ Bruce W. Dunne

Bruce W. Dunne

cc:  Brian D. McCabe, Esq.

                                                         Appendix A

Shareholder Fees (fees paid directly form your investment)

         The following table shows the fees and expenses of the Acquired Fund and the Acquiring Fund. For the Class A and Class B shares of the Acquiring Fund, the table shows fees and expenses for shares issued before the Reorganization and those that will be in effect for shares issued in the Reorganization and thereafter.

                                    WM Growth & Income Fund (1)                          PIF Disciplined LargeCap Blend Fund
                                          (Acquired Fund)                                          (Acquiring Fund)
                                                                       Before Reorganization        In and After the Reorganization
                             Class A  Class B    Class C   Class D       Class A     Class B     Class A   Class B  Class C  Class I
                             -------  -------    -------   -------       -------     -------     -------   -------  -------  -------
Maximum sales charge
(load) imposed on
purchases (as a % of          5.50%     None      None      None          5.75%       None        5.50%     None      None     None
offering price)                                                            (2)                     (2)

Maximum Contingent
Deferred Sales Charge
(CDSC) (as a % of dollars     1.00%    5.00%     1.00%      None          0.75%       4.00%       1.00%     5.00%    1.00%     None
subject to charge) (3)         (4)      (6)       (7)                      (4)         (5)         (4)       (6)      (7)

Redemption or Exchange
Fee
(as a % of amount             None      None     None       None          1.00%       1.00%       1.00%     1.00%    1.00%     None
redeemed/exchanged)                                                        (8)         (8)         (8)       (8)      (8)

(1) An annual fee of $12 may be imposed on Acquired Fund accounts that fall below $1,000.
(2) Sales charges are reduced or eliminated for purchases of
    $50,000 or more.
(3) A $10 fee may be charged for redemptions of Acquired Fund shares made by wire transfer.
(4) A CDSC may apply on certain redemptions of Class A shares made within
    18 months following purchases of $1
    million or more made without a sales charge.
(5) CDSCs are reduced after two years and eliminated after six years.
(6) CDSCs are reduced after two years and eliminated after five years.
(7) Class C shares redeemed within the first 12 months are subject to a 1.00% CDSC.
(8) Excessive trading fees are charged when $30,000 or more of shares are redeemed or exchanged to another fund within 30 days after they are purchased. Excessive trading fees will not be applied to shares acquired in connection with the Combination.